Exhibit 99.3

CARDIOME PHARMA CORP. (the “Corporation”)

Request for Annual and Interim Financial Statements and MD&A

National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that the Corporation send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address:

PACIFIC CORPORATE TRUST COMPANY
Suite 200 - 510 Burrard Street
Vancouver, British Columbia, V6C 3B9

In addition to the requirements of NI 51-102, pursuant to the requirements of the Canada Business Corporations Act (the “CBCA”), the Corporation must send a copy of its annual financial statements to each registered shareholder, except to a shareholder who has informed the Corporation in writing that he or she does not want a copy of such statements. If you are a registered shareholder and do NOT want to receive a copy of the Corporation’s annual financial statements and annual MD&A (collectively, the “Annual Financial Statements & MD&A”), you should complete the box in paragraph (a) on the Return Form. Registered holders that do not complete that box will continue to be sent the annual financial statements as required pursuant to the CBCA, as well as the annual MD&A.

Whether or not a registered holder is electing in paragraph (a) of the Return Form not to receive a copy of the Annual Financial Statements & MD&A:

1.	registered holders of securities of the Corporation who wish to receive the Corporation’s interim financial statements and interim MD&A (collectively, the “Interim Financial Statements & MD&A”); and

2.	beneficial owners of securities of the Corporation who wish to receive: (a) the Corporation’s Annual Financial Statements & MD&A; or (b) the Corporation’s Interim Financial Statements & MD&A;

should complete paragraphs (b) or (c) (or both) of the Return Form.

The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any registered holder or beneficial owner does not so request such documents, such holder or owner may not be sent these documents. The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Request Form.

The requirements under NI 51-102 regarding delivery of financial statements and MD&A are in addition to and separate from the procedures regarding delivery of materials pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). However, failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under NI 54-101 in respect of such financial statements and MD&A. NI 51-102 requires that this request form must be sent to beneficial owners of securities who are identified under NI 54-101 as having chosen to receive all securityholder materials sent to beneficial owners of securities. As a result, beneficial owners that have instructed their intermediary to not forward annual meeting materials distributed by the Corporation may not receive this election form.

Please note that both registered holders and beneficial owners of the Corporation’s securities should return the Return Form. (For the purposes of paragraphs (b) and (c) on the Return Form “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository”, as defined in NI 54-101, includes a person that is a “participant in a depository”, as defined in that Instrument) and “beneficial owner” refers to a person or company that beneficially owns securities that are not registered in his or her name, which are held by an “intermediary”, as defined in NI 54-101, (such as a broker or trust company), that is the person or company that is identified as providing instructions contained in a client response form provided pursuant to NI 54-101 or, if no instructions are provided, the person or company that has the authority to provide those instructions).

If you are a beneficial owner, you should also provide a copy of the Return Form to the intermediary through which your securities are held, or, if you wish, make arrangements for such intermediary to return the Return Form on your behalf. The Corporation is only required to deliver financial statements and MD&A to the person or company that requests them. As a result, if a beneficial owner requests financial statements and MD&A through an intermediary, the Corporation is only required to deliver the requested documents to the intermediary. Further, if you are returning the Return Form directly you should provide your intermediary with a copy of the form so that the intermediary is aware of your request. In addition, if prior to receiving an annual request form next year, you hold any securities of the Corporation through a different intermediary, you should inform that intermediary of your instructions pursuant to the Return Form.

Please note that a request form will be mailed each year. Registered holders that have informed the Corporation pursuant to paragraph (a) on the Return Form that they do not want to receive a copy of the Corporation’s Annual Financial Statements & MD&A who subsequently change their mind should specifically request to receive such statements and MD&A. Such a request received at any time will be considered to override any prior advice that such holder does not wish to receive such statements. The request to receive financial statements and MD&A pursuant to paragraphs (b) or (c) on the Return Form shall be considered applicable to the Corporation’s annual financial statements and MD&A for the fiscal year ending December 31, 2007 and all interim financial statements and MD&A which the Corporation may send to securityholders after the sending of this request form and prior to the Corporation sending a request form in a subsequent year. Registered holders that wish to receive Interim Financial Statements & MD&A and beneficial owners that wish to receive either Annual Financial Statements & MD&A or Interim Financial Statements & MD&A must return the Return Form or otherwise specifically request a copy of the financial statements and MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Corporation is not required to send copies of any financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

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(COMPLETE AND RETURN THIS FORM) |

RETURN FORM

CARDIOME PHARMA CORP.

The undersigned:

(a)	registered holder hereby informs the Corporation that the undersigned does not want a copy of the Annual Financial Statements[1]& MD&A for such statements	☐

[only check this box if you are a registered holder and you wish to elect NOT to receive the Annual Financial Statements[1]& MD&A relating to such statements]

(b)	beneficial owner or registered holder hereby requests that the undersigned be sent a copy of the Annual Financial Statements[1]& MD&A for such statements	☐

[check this box if you are a beneficial owner and you wish to elect to RECEIVE the Annual Financial Statements[1]& MD&A relating to such statements2]

(c)	registered holder or beneficial owner hereby requests that the undersigned be sent a copy of the Interim Financial Statements[1]& MD&A for such statements	☐

[check this box if you are either a registered holder or beneficial owner and you wish to elect to RECEIVE the Interim Financial Statements & MD&A relating to such statements]

The undersigned certifies that the undersigned is a □ registered holder or □ beneficial owner of securities of the Corporation (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation .

Name[3]:
Address[4]:

Signature[5]:	Date:
Name and title of person signing if different from name above:

Name and address of intermediary through
which securities are held
(if applicable)[6]:

1    For the fiscal year ending December 31, 2007.
2    Registered holders that do not complete the box in paragraph (a) will continue to be sent Annual Financial Statements & MD&A whether or not this paragraph is completed.
3    Please print clearly.
4    Insert the address, including postal or zip code to which you wish the financial statements and MD&A to be sent. If you wish thedocuments to be sent to an intermediary through which you hold the securities, provide the name and address of the intermediary.
5    If registered holder or beneficial owner is not an individual, signature of an authorized signatory.
6    If securities are held through an intermediary, but you wish the financial statements and MD&A to be sent to you, provide this information so that the Corporation can coordinate with the intermediary if necessary. If you are an objecting beneficial owner, or “OBO”, as defined in NI 54-101, and you wish the financial statements and MD&A to be sent to you through the intermediary that holds securities on your behalf, you should arrange for the intermediary to arrange to request the documents on your behalf.

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